

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 22, 2017

<u>Via E-mail</u>
Ms. Maria Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock, Dublin, D17 E400, Ireland

Re: Allergan plc
        Form 10-Q for the Quarterly Period Ended September 30, 2016
        Filed November 4, 2016
        File No. 001-36867

Dear Ms. Hilado:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant
                                        Office of Healthcare and Insurance